SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

October 11, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on October 11, 2018.

City of Buenos Aires, October 11th, 2018

To

Comisión Nacional de Valores

25 de mayo 175, 3er. Piso

Ciudad Autónoma de Buenos Aires

Argentina

Re Banco Macro S.A. Reports material fact.

Extension of the Agreement with the Province of Misiones

In my capacity as attorney-in-fact of Banco Macro S.A. (the "Bank"), I hereby inform you that, on the date hereof, the Bank has been notified of the extension of the term of the Agreement with the Province of Misiones (the “Province”) by which the Bank serves as financial agent to the Province (the “Agreement”).

In this regard, we inform that the Agreement has been extended for a period of ten years starting on January 1st, 2020, consequently, expiring on December 31st, 2029.

Sincerely,

Jorge Francisco Scarinci

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 11, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer